Exhibit 99

April 3, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

This is to inform that ESG Risk Assessments & Insights Limited has on April 2, 2026, assigned an ESG rating of “61” to the Bank.

We would like to clarify that the Bank has not engaged ESG Risk Assessments & Insights Limited for any such rating or report and the same is independently prepared by them based on information available in the public domain.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight